SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

SAUER-DANFOSS INC.
(Name of Subject Company)

DANFOSS ACQUISITION, INC.
A Wholly Owned Subsidiary of
DANFOSS A/S

 (Names of Filing Persons (offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

 (Title of Class of Securities)

804 137 107
(CUSIP Number of Class of Securities)

Danfoss A/S
Niels B. Christiansen, Chief Executive Officer
Nordborgvej 81
6430 Nordborg
Denmark
45 7488 2222

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Uri Doron, Esq. Reed Smith LLP 599 Lexington Avenue New York, NY 10022 Tel: (212) 521-5400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Press release Date December 22, 2009
Danfoss A/S to launch cash tender offer to acquire remaining public minority stake in Sauer-Danfoss Inc.

Danfoss A/S (“Danfoss”) announced today that, through its wholly owned subsidiary Danfoss Acquisition, Inc., it intends to launch a cash tender offer (the “Offer”) for all of the outstanding shares of common stock of Sauer-Danfoss Inc. (“Sauer-Danfoss”) (NYSE:SHS) not already owned by Danfoss and its subsidiaries. Danfoss and its subsidiaries currently own a stake of approximately 75.7% in Sauer-Danfoss.

Danfoss intends to offer the public minority shareholders of Sauer-Danfoss $10.10 per share in cash, without interest and less any required withholding tax. This offer price represents (a) a premium of approximately 19.7% over the closing price of the common stock on the New York Stock Exchange on December 18, 2009, which was the last trading day prior to the date on which Danfoss’ intention to make the Offer was announced, and (b) a premium of approximately 20.7% over the average closing price during the three months preceding December 18, 2009. The stake of approximately 24.3% not owned by Danfoss and its subsidiaries would be valued at approximately $118,750,000 at the $10.10 per share offer price.

Given the current challenging economic and competitive environment faced by Sauer-Danfoss, Danfoss believes that private ownership will assist Sauer-Danfoss in reaching its operational and strategic objectives.

In view of the relatively limited trading volume of the Sauer-Danfoss shares, this transaction represents a unique opportunity for Sauer-Danfoss shareholders to realize liquidity at a meaningful premium to recent stock prices of Sauer-Danfoss. In addition, because the transaction is structured as a tender offer, Danfoss anticipates shareholders will benefit from an expeditious process and prompt receipt of payment.

Danfoss’ sole interest is in acquiring the shares of Sauer-Danfoss that it does not already own and it has no interest in a disposition of its controlling interest in Sauer-Danfoss or in any other strategic transaction involving Sauer-Danfoss other than the proposed Offer.

The Offer will be made directly to the shareholders of Sauer-Danfoss.  Danfoss intends to commence the Offer in the first week of January 2010.  The Offer will be conditioned upon, among other things, the tender of a majority of the minority shares (that is, shares that are not owned by Danfoss or its affiliates or the directors or officers of Danfoss, its affiliates, or Sauer-Danfoss) (the “majority of the minority” condition), and the ownership by Danfoss of at least 90% of the outstanding shares following consummation of the Offer. The aforesaid majority of the minority condition will not be waiveable in this tender offer.  The Offer will not be subject to any financing condition. Danfoss expects to finance the Offer from its existing financing sources.

If Danfoss owns at least 90% of the outstanding shares following consummation of the Offer, Danfoss intends to cause Sauer-Danfoss to enter into a short-form merger as soon as reasonably practicable thereafter in which shares not tendered in the Offer would be converted into the right to receive cash in an amount equal to the per share price to be paid in the Offer.

About Danfoss (www.danfoss.com) Danfoss is one of the largest industrial companies in Denmark. The global group is a leader within research, development and production, sales and service of mechanical and electronic components for several industries. Danfoss has a large ownership share in one of the world’s leading manufacturers and suppliers of mobile hydraulics, Sauer-Danfoss. Danfoss seeks to obtain its goals with a minimal consumption of raw materials and energy, the least possible impact on its surroundings and the most efficient use of resources. Danfoss has a long tradition for a social responsibility towards both employees and the surrounding environment.

IMPORTANT INFORMATION

Neither Danfoss nor any of its affiliates has commenced the tender offer to which this communication relates, and this material is neither an offer to purchase nor a solicitation of an offer to sell shares of Sauer-Danfoss common stock. Shareholders of Sauer-Danfoss are advised to read the Tender Offer Statement on Schedule TO, the Offer to Purchase, and any other documents relating to the tender offer that will be filed with the United States Securities and Exchange Commission (“SEC”) when they become available, because they will contain important information that Sauer-Danfoss shareholders should consider before tendering their shares. Shareholders of Sauer-Danfoss will be able to obtain copies of these documents for free, when available, at the SEC’s website at www.sec.gov or by calling The Altman Group, Inc., the Information Agent for the Offer, at (201) 806-7300.